Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Interactive iXperience, Inc.
24930 Washington Avenue Unit 845
Murrieta , CA 92564-7034
http://ixperience.io

Up to $1,234,997.84 in Common Stock at $3.13
Minimum Target Amount: $9,997.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Interactive iXperience, Inc.
Address: 24930 Washington Avenue Unit 845, Murrieta , CA 92564-7034
State of Incorporation: DE
Date Incorporated: July 23, 2021

Terms:

Equity

Offering Minimum: $9,997.22 | 3,194 shares of Common Stock
Offering Maximum: $1,234,997.84 | 394,568 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.13
Minimum Investment Amount (per investor): $247.27

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

Time-Based:

1. Friends and Family Early Birds

Invest $500 within the first 48 hours and receive access to our exclusive iXperience VIP Club. This club features a private Discord Server where you can connect with other investors, team members, and industry experts. You'll also gain access to our investor newsletter, offering exclusive perks such as priority access to new products, discounts on event tickets, and invitations to exclusive events and experiences.

2. Super Early Bird Bonus Deluxe

Invest $5,000 within the first week and receive a personalized 45-minute executive session with iXperience team members to discuss your marketing strategy. Plus, you'll get a signed limited edition iXperience swag box and a one-year subscription to our premium services.

Amount-Based:

1. iXperience Insider | $1,000+

Invest $1,000 or more and join the iXperience Insider program. Here, you'll gain access to our private Discord Server, exclusive investor newsletter, and priority access to new products. You'll also enjoy discounts on event tickets and invitations to exclusive events and experiences designed just for Insiders.

2. Strategy Masterclass | $10,000+

Invest $10,000 or more and enjoy a 90-minute executive session with iXperience team members. Here, you'll not only discuss your marketing strategy but also gain insights on industry trends and best practices. Plus, you'll receive a custom iXperience swag box and lifetime access to our premium services.

3. Power Lunch | $25,000+

Invest $25,000 or more and enjoy an intimate, all-expenses-paid lunch with iXperience Founder and CEO, Nick Bernardini, at a fine dining restaurant. Engage in thought-provoking conversations and gain unique insights from Nick's experiences in building a successful business.

4. Executive Access | $50,000+

Invest $50,000 or more and join the iXperience executive team for an unforgettable, all-expenses-paid weekend retreat at a luxury destination. You'll participate in team-building activities, networking sessions, and brainstorming workshops. Here, you'll help shape the future of experience.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

iXperience will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $313. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Interactive iXperience Inc ("iXperience" or the "Company") is a corporation organized under the laws of the state of Delaware.

iXperience™ is a cutting-edge platform enabling brands to easily create, deploy and manage highly engaging augmented reality (AR) experiences, loyalty rewards, and hyper-relevant incentives to audiences and physical locations worldwide. The iXperience app empowers users to interact with their favorite brands in new and exciting ways! This includes location-based AR experiences, play-to-earn games, and global competitions featuring rewards such as cash, unique perks, and unforgettable experiences.

iXperience operates as a Platform as a Service (PaaS), allowing brands, creative agencies, and enterprises across industries to create and deploy next-generation XR marketing campaigns, distribute rewards to build loyalty and community, and collect real-time data and insights while maintaining user privacy.

Monthly campaigns range from $25k-$250k+

$25K-$75K (events-cities)

$75K-$150K (county-state)

$150K-$250K+(country-global)

API available to select brands/companies with the native app (Pay As You Go Pricing: $8-$15 (per 1,000 calls)

Brands are struggling to connect and engage with the next generation of consumers. Traditional advertising channels are becoming less effective due to ad-blockers, privacy policies, and regulations. This has left brands without clear strategies for reaching and building relationships with their target audiences. Furthermore, brands lack the tools and expertise necessary to create high-impact, hyper-relevant marketing campaigns in the Web3 era, which is increasingly important for engaging younger consumers. Walled gardens and privacy regulations also limit the ability to collect first-party data, hindering brands' ability to personalize their marketing efforts and measure the impact of their campaigns.

IP

The Company has applied for a Trademark. iXperience filed with the USPTO on August 30, 2021.

Competitors and Industry

Competitors

Current competitors include: Niantic and Snapchat.

iXperience's platform enables brands to easily create and deploy XR marketing campaigns to physical locations and distribute loyalty rewards to their communities worldwide.

Snapchat and Niantic have both recently reported large revenue losses and users leaving the platforms and have laid off thousands of employees

In 2021, Apple updated its iOS so that users have to opt-in to ad-tracking rather than opt out.

Since the changes went into effect, roughly $315 billion in market value has been erased across these companies.

The Market/Industry

The Global Ad Forecast predicts media owners' advertising revenues will reach $833 billion in 2023, +5% growth vs. 2022 ($795bn). By 2025 nearly 75% of the global population and almost all smartphone users will be frequent AR users.

In April 2021, Apple updated its iOS so that users have to opt-in to allowing ad-tracking by social media apps like Facebook and Twitter, rather than the prior practice of having to opt-out. Apple essentially unburied the opt-out feature from deep in its setting menu and instead made it pop up to the front of the screen whenever a user first opens an app that relies on advertising.

This change reportedly erased a combined $315 billion in market value from the top four social media companies.

Current Stage and Roadmap

Current Stage

We believe iXperience™ has become a leading player in the fast-growing market for XR advertising. Its trademarked brand and track record of success set it apart from competitors. The Company has gained significant traction in the market, with a growing customer base and partnerships with top industry players such as Ericsson, AT&T, Dapper Labs, and HTC VIVE. These partnerships have not only accelerated iXperience's growth but also provided credibility to the company and demonstrated its potential to disrupt the advertising industry. Additionally, iXperience™ has secured grant funding to support its continued growth and expansion.

Recently, iXperience™ showcased its groundbreaking XR advertising platform in collaboration with Ericsson at MWC'23. This premier event for the mobile industry attracts attendees and industry leaders from around the world, providing a unique opportunity for iXperience™ to raise awareness for its innovative platform and demonstrate its potential to transform the advertising industry. By harnessing the power of iXperience's platform, telecom service providers can operate as enablers of location-based AR advertising, creating new revenue streams and staying ahead of the curve.

iXperience™ has also created successful campaigns for top sports and entertainment companies, including NFL All-Day, NBA TopShot, and UFC Strike. These campaigns have not only driven engagement and revenue for these companies but also demonstrated the potential impact of iXperience™'s platform on the advertising industry as a whole. With its cutting-edge features and innovative approach to advertising, iXperience™ is well-positioned to capitalize on the growing demand for interactive and engaging advertising campaigns.

RoadMap

iXperience™ is dedicated to shaping the future of augmented reality advertising, and our roadmap outlines a strategic vision for the years to come. We are continuing to partner with brands that see how our next-generation, tech-driven solutions can help them navigate and be successful in this new experience-driven economy. By sharing this roadmap with our investors, we aim to highlight our commitment to continued growth and innovation in the industry.

Enhance Platform Capabilities:

- Invest in research and development to continuously improve the iXperience™ platform, ensuring that it remains at the forefront of XR technology and offers a seamless, user-friendly experience.

- Integrate advanced machine learning algorithms and generative 3D artificial intelligence to optimize our XR studio, geo-targeting, analytics, and personalization features, maximizing user engagement and campaign effectiveness.

Expand Global Reach:

- Pursue international expansion, targeting high-growth markets to strengthen our global presence and diversify our customer base.

- Adapt the platform to cater to regional preferences, languages, and cultural nuances, ensuring a tailored experience for users worldwide.

Develop Industry Partnerships:

- Strengthen existing alliances with Ericsson, AT&T, Dapper Labs, and HTC VIVE, and pursue new strategic collaborations with global industry leaders to increase iXperience's market reach and credibility.

- Collaborate with partners to jointly develop cutting-edge XR technology and applications, driving innovation and creating mutually beneficial growth opportunities.

Enter New Verticals:

- Explore opportunities in other industries, such as retail, travel, and education, that can benefit from iXperience's AR capabilities, creating new revenue streams and expanding the platform's applicability.

- Develop specialized solutions tailored to the unique requirements of each industry, enhancing the value proposition for a diverse range of clients.

Increase Brand Visibility:

- Participate in high-profile industry events and conferences to showcase iXperience's innovative platform and establish the company as a thought leader in the AR advertising space.

- Implement targeted marketing campaigns to raise awareness among potential clients and end-users, driving platform adoption and user engagement.

Prioritize User Engagement and Privacy:

- Continuously refine the iXperience app's interactive features and invest in user experience enhancements, ensuring long-term user satisfaction and engagement with the platform.

- Maintain a strong focus on privacy and data security, upholding user trust and adhering to evolving data protection regulations.

The Team

Officers and Directors

Name: Nicholas Bernardini

Nicholas Bernardini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / Chief Executive Officer (CEO)
  Dates of Service: October, 2021 - Present
  Responsibilities: CEO overseeing all Company activity and day to day operations. Bernardini does not receive a salary and presently holds 5,200,000 shares of Common Stock.

Other business experience in the past three years:

- **Employer:** ReadyCare Industries
  Title: Regional Vice President of Sales
  Dates of Service: March, 2021 - October, 2021
  Responsibilities: Responsible for new business development and managing 3K existing accounts across the West Coast Region

Other business experience in the past three years:

- **Employer:** LightStim
  Title: Vice President of LED Bed Sports and Entertainment Division
  Dates of Service: August, 2018 - October, 2020
  Responsibilities: Responsible for new business development in the sports & entertainment industry and managing high-profile clients.

Name: Michael Peloquin

Michael Peloquin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September, 2022 - Present
  Responsibilities: Leading technology development

Other business experience in the past three years:

- **Employer:** Thumbscore

Title: CTO
Dates of Service: January, 2021 - August, 2022
Responsibilities: Technology development

Other business experience in the past three years:

- **Employer:** Paul Peloquin Consulting
  Title: Principal
  Dates of Service: September, 2002 - Present
  Responsibilities: General business operations

Name: Carolene Méli

Carolene Méli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Experience Officer (CXO)
  Dates of Service: January, 2022 - Present
  Responsibilities: Oversees user experience and event design

Other business experience in the past three years:

- **Employer:** Experience Strategist
  Title: Principal
  Dates of Service: April, 2020 - Present
  Responsibilities: General business operations

Other business experience in the past three years:

- **Employer:** Circus du Soleil Entertainment Group
  Title: VIP Manager
  Dates of Service: April, 2019 - September, 2022
  Responsibilities: Manage VIP and Concierge experiences.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Investing in the Company involves significant risks, and you should not invest any funds in this offering unless you can afford to lose your entire investment. The purchase of the Company's common stock is suitable only for those with adequate financial resources to indefinitely maintain an illiquid investment. You must rely on your own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. Prospective investors should carefully review all information provided about the Company, including the risk factors outlined in the Company's Form C, before making an investment decision. The risk factors presented are not exhaustive, but they serve to highlight some of the inherent commercial and other risks associated with investing in the Company. By acknowledging and considering these risks, investors can make informed decisions, ultimately helping to protect the Company from potential legal threats.

Our business projections are only projections
Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors’ dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Any valuation at this stage is difficult to assess
The valuation for this offering has been determined by the Company. It is important to note that valuing private companies, particularly startups, is a complex process and can be challenging to assess accurately. Unlike publicly listed companies, whose valuations are driven by market-determined stock prices, private companies'

valuations may not always accurately reflect their true worth. As a result, there is a risk of overpaying for your investment. Investors are encouraged to carefully consider this potential risk and conduct thorough due diligence before making an investment decision. When investing in iXperience, there is a risk of overpaying for your investment. Investors are encouraged to carefully consider this potential risk and conduct thorough due diligence before making an investment decision.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
Investors should be aware that this is a long-term investment and that there will be restrictions on the resale of securities for a period of 12 months following the investment. It is important to note that there is no established market for these securities and there may never be one. As a result, there can be no assurance that investors will be able to sell their securities if they so desire. Additionally, it is possible that the Company may be acquired by an existing player in the XR industry, but there is no guarantee of this or that such an acquisition would result in a profit for investors.

If the Company cannot raise sufficient funds it will not succeed
If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,234,043.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even fi we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
There is a risk that the company may never successfully launch our platform and app, which could result in a complete loss of investment.

Some of our products are still in prototype phase and might never be operational products
Some of our products and services are still in prototype phase and might never be operational products or services. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our platform and app. Delays or cost overruns in the development of our platform, Android and iOS app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out. **Investors in our Common Stock will have to assign their voting rights.** As part of this investment, each investor in our Common Stock will be required to agree to the terms of the Subscription Agreement included into the Offering Statement of which this Offering Circular is a part. By each such investor's execution of the Subscription Agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's CEO. That will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the registration of our Common Stock.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Interactive iXperience Inc. was formed on 07/21/21. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Interactive iXperience Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that iXperience is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 7 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iXperience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iXperience could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Our business is in the early stages of development and platform launch
Due to our limited operating history, it may be difficult for investors to evaluate our future prospects, and we cannot guarantee if or when we will achieve profitability. As a development stage business, we are subject to risks associated with business development. The Company has only limited history, making it challenging to evaluate our future performance. The Company's proposed operations are subject to all business risks related to new enterprises.

Limited operating history and business evaluation
Our business is at an early stage, making evaluation and predicting profitability challenging. Limited operating history and subject to risks associated with business development. Evaluation of prospects and future performance based on limited history. Proposed operations subject to risks associated with new enterprises.

Challenges in market acceptance and user acquisition

Planned business is inherently expensive, risky, and may face market misunderstanding or non-acceptance. Financially speculative due to early stage. Difficulty accurately forecasting user adoption and attracting enough users to the platform. Dependency on engaging users with brands and potential difficulty in generating comparable subscription revenue.

Competition and user retention
Competitors may recruit users away from our platform. Challenges in retaining brands and users, which could adversely affect operations and results if they migrate.

Insufficient capital for platform launch and expansion
Uncertainty in raising sufficient capital for a worldwide launch of Android, iOS, and potential desktop applications. Substantial costs associated with such launches, which may not be covered by available capital. Inadequate capital may adversely affect operations and results.

Strain on resources due to rapid growth
Anticipated significant and rapid growth may strain senior management, financial, and operational resources. Greater costs and risks associated with growth and expansion. Need to hire additional employees and potential challenges in projecting the rate and timing of increases.

Challenges in managing growth effectively
Effective management of operations, financial and management systems, and employee training required for managing growth. Strain on management and operational resources. Failure to develop and implement effective systems, hire and retain sufficient personnel, or manage growth effectively could have a materially adverse effect.

Inadequate risk management
Ineffective risk management efforts may result in unforeseen losses. Failure to identify, manage, monitor, and mitigate financial and operational risks related to business, assets, and liabilities. Insufficiency of risk management policies, procedures, and techniques to identify and mitigate risks, present or future.

Discretionary spending and potential disagreement
Investment or spending of proceeds from offering may not align with investors' preferences or yield expected returns.

The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays commonly encountered in expanding a business, operating in a competitive industry, and developing a new social media application and corresponding user base.
Our planned business is inherently expensive, risky, and may not be accepted in the marketplace, which could negatively impact our future value. Our current business is at an early stage and is financially speculative. Additionally, accurately forecasting the number of users who may utilize our services and platform is challenging.

Our future success depends on establishing the market for our services and platform and capturing a share of this market with the planned services and offerings.
We may not be able to recruit enough users to our platform. Our business relies on attracting users to post content that generates paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell subscriptions for the price that we are seeking, and in such an event, we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command. Our competitors may recruit users away from our platform. While we believe our platform offers a new model for brands to engage and reward users, we may not be able to retain such brands or users. If brands or users migrate from the Company's platform, our operations and results will be adversely affected. We may not be able to raise sufficient capital to execute the full worldwide launch of the Android and iOS applications and any potential desktop applications. The final costs for the full worldwide launch of the Android and iOS applications to our platform are substantial. We may not be able to raise sufficient capital to cover the expenses needed for an extensive international launch of an Android and iOS application to our platform, and in such an event, the Company's operations and results may be materially and adversely affected. Additionally, we may endeavor to launch a desktop application to our platform. The costs associated with such a launch may be substantial, and we may not be able to raise sufficient capital to cover expenses associated with it, which could materially and adversely affect the Company's operating results. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, to advance our operations successfully. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, financial and management information systems, and train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, hire and retain sufficient personnel, or manage growth effectively could have a materially adverse effect on our business, financial condition, and results of operations. Difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective, which could result in unforeseen losses.
We could incur substantial losses, and our business operations could be disrupted if we are unable to identify, manage, monitor, and mitigate financial risks and

operational risks related to our business, assets, and liabilities effectively. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future.

We may invest or spend the proceeds of this offering in ways that investors may not agree with or that may not yield a return.

The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Investors should be aware that the Common Stock constitutes restricted securities and is subject to limited transferability. The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and it cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The stockholder agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge, or otherwise transfer any of its Common Stock. There is no established public trading market for our Common Stock, and investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

Our operations rely on our computer systems and network infrastructure. These systems and infrastructure are vulnerable to damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as internal and external security breaches, viruses, and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. We are continuing to develop our information technology capabilities, and if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan, or respond to competitive pressures.

The success of our business strategy depends on our continued ability to obtain and use trademarks and service marks to increase brand awareness and develop our branded offerings.

If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet, or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

We depend on Mr. Bernardini as our chief executive officer and on Dr. Paul Peloquin as our chief technology officer for the day-to-day operations of the Company and our business, and on Consult as the entity responsible for our platform development.
The accumulated knowledge, skills, and experience of Mr. Bernardini and Dr. Paul Peloquin are critical to our planning and execution of business strategy and operations, impacting our brand and financial results. We do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Bernardini or Dr. Paul Peloquin.

We rely on financing and cash flow from operations to finance our operations and business growth.
Adverse economic conditions could negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future, increasing our costs of borrowing and restricting our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, materially adversely affecting our business and financial condition. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. In order to continue operating, we may need to obtain additional financing through borrowings, private offerings, or some type of business combination, such as a merger or buyout. However, there can be no assurance that we will be successful in such pursuits, and we may be unable to acquire the additional funding necessary to continue operating. If we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company.

We operate in a highly competitive market, and competition presents an ongoing threat to our business.
We compete with companies that provide social media, communication products and services that engage users on the web, mobile devices, and online generally. Our competitors and potential competitors may have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities. Our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors may allow our competitors to respond more effectively to new or emerging technologies and changes in market conditions, gain a competitive advantage against us in areas where we

operate, including making acquisitions or integrating competing platforms, applications, or features into products they control, such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. Our ability to compete effectively depends on many factors both within and beyond our control, including the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications, the size and composition of our user base, user engagement, safety, security efforts, and our ability to protect user data and provide them with control over their data, our ability to distribute our application to new users, our ability to monetize our application, customer service and support efforts, our ability to establish and maintain user interest in integrating their content on our platform, changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us, acquisitions or consolidation within our industry, which may result in more formidable competitors, our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers, our ability to cost-effectively manage and grow our operations, and our reputation and brand strength relative to those of our competitors. If we are unable to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected.

Prospective investors must undertake their own due diligence.
The Subscription Agreement, including the exhibits thereto (the "Offering Documents") includes limited information regarding the Company, our current and future business and operations, our management, and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management, and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents.

Investors in our Common Stock will have to assign their voting rights.
As part of this investment, each investor in our Common Stock will be required to agree to the terms of the Subscription Agreement included into the Offering Statement of which this Offering Circular is a part. By each such investor’s execution of the Subscription Agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s CEO. That will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the registration of our Common Stock.

Voting control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. Our CEO currently hold approximately 65% of our voting shares in aggregate, including shares of our Common Stock . Whether or not your shares are subject to the proxy discussed above, you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. The CEO and board make all major decisions regarding the company. As a minority stockholder and a signatory to the proxy agreement, you will not have a say in these decisions. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company. The interests of certain stockholders may be in conflict with the interests of other stockholders. The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company.

As an early-stage startup in the technology industry and operating in an uncertain economic downturn, the Company is exposed to a range of risks that potential investors should be aware of:

1. Early-stage Startup: The Company is an early-stage startup with limited operating history and may encounter business failure, operational challenges, and difficulty scaling up. 2. Economic Downturn: A declining economy may lead to reduced demand for the Company's services, decreased revenues, and potential business failure. 3. Market Uncertainty: The rapidly evolving augmented reality advertising market is subject to changing consumer preferences, technological advancements, and regulatory changes, which may adversely affect the Company's growth and financial performance. 4. Competition: The Company faces competition from other market players, and if competitors develop more advanced or cost-effective solutions, it could negatively impact the company's ability to attract and retain customers, revenue, and growth. 5. Technological Risks: The success of the Company's platform hinges on its ability to continuously innovate and maintain cutting-edge technology. Failure to keep up with technological advancements may render the platform obsolete, negatively impacting competitiveness and financial performance. 6. Regulatory and Legal Risks: The Company is subject to various legal and regulatory risks, and changes in laws, regulations, or industry standards could adversely affect the company's operations and financial performance. 7. Intellectual Property: Protecting the Company's intellectual property is crucial for its success. Failure to secure or enforce intellectual property rights could result in the loss of competitive advantage, negatively affecting market share, revenue, and growth. Investors should carefully consider these risk factors, among others, before deciding to invest in the Company. By acknowledging these risks, investors can make informed decisions and help protect the Company from potential investor complaints regarding such risks.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicholas Bernardini	5,200,000	Common Stock	65.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 394,568 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding does not include 190,858 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $56.00
  Number of Securities Sold: 5,200,000
  Use of proceeds: operations
  Date: October 08, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company's ability to continue operations without generating revenue is uncertain and presents a significant risk for investors. Our current financial resources may be insufficient to sustain the business for an extended period without a steady stream of revenue. If we are unable to generate revenue or secure additional funding in a timely manner, the Company may be forced to reduce its expenses, scale back operations, or cease operations altogether. Investors should be aware that this risk may result in the loss of their entire investment or a substantial portion of their invested capital.

Foreseeable major expenses based on projections:

Based on our projections, we foresee the following major expenses for our business operations:

Research and Development: As a technology-focused company, significant resources will be allocated to research and development to continuously innovate, improve our platform, and stay competitive in the market. This includes costs related to hiring skilled engineers, software developers, and data scientists.

Marketing and Customer Acquisition: To grow our user base and attract enterprise clients, we will need to invest in marketing and customer acquisition strategies. This includes expenses related to digital marketing campaigns, public relations efforts, and participation in industry events and conferences.

Salaries and Employee Benefits: As we expand our team to support growth, a substantial portion of our expenses will be dedicated to employee salaries, benefits, and incentives to attract and retain top talent.

Infrastructure and Maintenance: To ensure a seamless user experience and maintain the performance of our platform, we will incur expenses related to server and infrastructure maintenance, data storage, and cybersecurity measures.

Legal and Regulatory Compliance: Ensuring compliance with industry regulations and protecting our intellectual property will require investment in legal services and potential fees associated with obtaining licenses or patents.

Office Space and Overhead Costs: As the company grows, we may need to expand our office space to accommodate our expanding team, which will result in increased rent, utilities, and other overhead costs.

These major expenses, along with other ancillary costs, will shape our financial projections and play a crucial role in determining the success of our business.

Future operational challenges:

Some future operational challenges that we foresee include:

Scaling the Business: As the company grows, managing an increasing number of clients, projects, and employees can become increasingly complex. This may require implementing new processes, systems, and organizational structures to maintain efficiency and productivity.

Technological Advancements: Staying competitive in the technology industry requires constant innovation and adaptation to new trends, technologies, and market demands. This may involve significant research and development investments and potential pivots in our business strategy.

Talent Acquisition and Retention: Attracting and retaining skilled professionals in a competitive job market can be challenging. The company will need to offer competitive salaries, benefits, and a positive work environment to maintain a talented workforce.

Cybersecurity Threats: As reliance on digital infrastructure increases, so does the risk of cyberattacks and data breaches. Ensuring the security of our platform, customer data, and intellectual property will be an ongoing challenge that requires constant vigilance and investment in security measures.

Regulatory Compliance: Navigating complex and evolving industry regulations can be challenging, especially as the company expands into new markets. Ensuring compliance with local and international laws, as well as industry-specific regulations, will be critical to our operations.

Market Competition: The technology industry is highly competitive, and we may face stiff competition from both established players and new entrants. Maintaining a strong market position will require constant innovation, effective marketing strategies, and a keen understanding of customer needs.

Economic Uncertainty: Unforeseen economic downturns or fluctuations in the market may impact our revenue, growth plans, and overall business stability. Adapting to economic shifts and maintaining financial resilience will be crucial to our long-term success.

Supply Chain Disruptions: In the case of a hardware-related product or service, disruptions in the global supply chain due to unforeseen events like pandemics, natural disasters, or geopolitical tensions could impact our ability to source components or deliver products on time.

International Expansion: As the company expands into new markets, we may face challenges related to language barriers, cultural differences, and varying regulatory landscapes. Adapting our strategies and operations to succeed in new markets will be essential.

Addressing these operational challenges will be crucial to our long-term success and growth as a company.

Future challenges related to capital resources:

Some future challenges related to capital resources that we foresee include:

Securing Funding: Raising capital to fuel growth, innovation, and expansion can be difficult, especially in competitive or uncertain economic environments. The company may need to explore various funding options, such as venture capital, angel investors, crowdfunding, or debt financing, to secure the necessary resources.

Cash Flow Management: Efficiently managing cash flow is essential for a company's financial health. Balancing expenses, investments, and revenue generation can be challenging, especially during periods of rapid growth or economic downturns.

Cost Control: As the company grows, expenses may increase due to hiring, marketing, research and development, and other investments. Effectively controlling costs without compromising on product quality, employee satisfaction, or growth opportunities can be challenging.

Financial Planning and Forecasting: Accurate financial forecasting is crucial for making informed decisions about investments, resource allocation, and strategic planning. Unforeseen market fluctuations, changes in consumer behavior, or competitive pressures can make accurate forecasting difficult, potentially impacting the company's financial performance.

Return on Investment (ROI): Ensuring that investments in product development, marketing, and other initiatives generate a positive return on investment can be challenging, especially in competitive or rapidly evolving markets. Failure to achieve the desired ROI could negatively impact the company's financial position and growth prospects.

Currency Risks: For companies operating internationally, fluctuations in currency exchange rates can impact revenue, expenses, and profitability. Managing currency risks and potential fluctuations in global financial markets can be a complex challenge.

Capital Allocation: Deciding on the most effective use of capital resources to support growth and maximize shareholder value can be challenging. Balancing short-term needs with long-term growth opportunities requires strategic planning and a thorough understanding of the company's financial position and market dynamics.

Maintaining Investor Confidence: Ensuring that investors remain confident in the company's financial performance and growth prospects is essential for maintaining access to capital resources. Communicating effectively with investors, delivering on financial targets, and demonstrating sound corporate governance practices are critical for maintaining investor confidence.

Addressing these challenges related to capital resources will be essential for the company's financial health and long-term success.

Future milestones and events:

We foresee several future milestones and events that could significantly impact our company financially or otherwise:

Platform Expansion: Successfully launching new features and enhancements to our XR marketing platform can increase our customer base, boost revenue, and improve brand recognition. A successful expansion can also attract investors and potential partners.

Geographic Expansion: Entering new geographic markets can create new revenue streams and help diversify our income sources, while also increasing our brand awareness and customer base.

Strategic Partnerships: Forming strategic partnerships with industry-leading companies in the AR/VR, advertising, and technology sectors can enhance our product offerings, market reach, and credibility. These partnerships can also create synergies and shared resources that benefit both parties.

Technological Advancements: Rapid advancements in AR/VR technology and adoption can create opportunities for innovation and differentiation and challenges in keeping pace with competitors. Adapting to new technologies and incorporating them into our platform is crucial for remaining competitive and relevant in the market.

Regulatory Changes: Changes in regulations or industry standards related to advertising, data privacy, or AR/VR technology can impact our operations, product development, and competitive landscape. Adapting to new regulations can require investments in research, development, or compliance measures.

Significant Customer Contracts: Securing major customer contracts with high-profile brands or large-scale events can increase our revenue, improve cash flow, and enhance our reputation. However, fulfilling large contracts can also strain our resources and require investments in infrastructure or personnel.

Intellectual Property Developments: Securing patents, trademarks, or other intellectual property protections for our XR marketing platform can help safeguard our competitive advantage and create barriers to entry for competitors. Conversely, potential infringement disputes or challenges to intellectual property rights can result in costly legal battles and uncertainty.

Key Personnel Changes: Hiring or losing key team members, such as executives or skilled technical staff, can significantly impact our operations, strategic direction, and overall performance.

Funding Rounds: Securing additional funding can provide the resources needed for growth, while also validating our business model and potential. However, raising capital can also lead to dilution of existing shareholders' ownership stakes and increased scrutiny from investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of approximately $15,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We can say that while the funds raised from this crowdfunding campaign are not the sole determining factor for our company's viability, they do play a significant role in supporting our growth and expansion plans. The funds raised will help us achieve key milestones, including platform development, strategic partnerships, and entering new markets.

The percentage of total company funds made up of funds raised from the crowdfunding campaign would depend on the amount raised and the overall capital structure of the company at that time. For instance, if we raise $500,000 through the crowdfunding campaign and our total company funds amount to $2,000,000, the funds raised through the campaign would represent 25% of the total funds. This percentage can vary depending on the actual amounts raised and the company's financial position.

It's important to note that the funds raised through the crowdfunding campaign will complement other sources of financing, such as grants, angel investments, venture capital, or revenue generated through our operations. By diversifying our sources of capital, we can better manage financial risks and maintain a healthy cash flow to support our growth plans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum offering, we anticipate the company will be able to operate for approximately 2 months. This is based on a current monthly burn rate of $6,000 for expenses related to various operational categories, such as:

Salaries and employee benefits: $5,500 per month

General and administrative expenses: $500 per month

By raising the minimum offering amount, we will be able to sustain our operations for a short period while focusing on securing additional funding to achieve our growth milestones, expand our customer base, and improve our platform. It's important to note that these figures are estimates and may be subject to change based on our actual growth trajectory, market conditions, and other unforeseen circumstances. In this scenario, the company would need to secure additional funding quickly to maintain its operations and continue growing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for four years and two months. This is based on a projected monthly burn rate of $25,000 for expenses related to;

Salaries and employee benefits.

Platform development and R&D.

Marketing and customer acquisition.

General and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Shulman Rogers
  Amount Owed: $28,276.36
  Interest Rate: 18.0%
  Maturity Date: May 20, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,040,000.00

Valuation Details:

iXperience’s $25 million pre-money valuation has been calculated based on several key quantitative metrics and assumptions. The forecasted revenue growth, intellectual property potential, strategic partnerships, and industry growth all play significant roles in our valuation assessment.

As a starting point, iXperience's business model projects to generate over $1M by the end of Q4 2023, a considerable increase from $186K already generated. If we assign a conservative revenue multiple of 25x, common in high-growth tech industries, this alone justifies a $25 million valuation.

In terms of intellectual property, iXperience’s proprietary AR platform forms the backbone of its business operations. If we conservatively assume that the platform can capture just 0.01% of the projected $833 billion advertising market in 2023, this would translate into approximately $83.3 million in potential revenue - far surpassing our valuation.

Furthermore, strategic partnerships with Dapper Labs, Ericsson, and HTC VIVE not only validate iXperience's business strategy but also contribute substantial value. Considering these partnerships could conservatively generate a minimum of $5 million in additional revenue each over the next five years, they would contribute an incremental $15 million in revenue.

Lastly, the potential user base of the iXperience App provides another dimension to the valuation. Projections suggest that by 2025, the majority of the world's smartphone users will engage with augmented reality. If the iXperience App captures a modest 1% of this market, this would translate into millions of users, presenting a substantial opportunity for revenue generation through advertising and partnerships.

In conclusion, through the combination of a projected revenue increase, value added through strategic partnerships, monetizable intellectual property, and the potential to capture a significant user base within a growing market, iXperience's $25 million pre-money valuation is not only justified but also presents a compelling investment opportunity.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,997.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  Allocating funds to marketing will allow iXperience to create and execute comprehensive marketing campaigns to increase brand awareness, attract new customers, and drive growth. This includes digital marketing, content creation, and event activations and sponsorships.

- *Research & Development*
  25.0%
  Investing in R&D will enable iXperience to innovate, improve existing products, and develop new offerings to stay competitive in the market. This includes prototyping, testing, patenting, and hiring specialized talent.

- *Company Employment*
  20.0%
  These funds will be used to hire and retain top talent, ensuring iXperience has the right team in place to achieve our goals. This includes salaries, benefits,

recruitment, and training.

- *Operations*
  15.0%
  This includes rent, utilities, office supplies, IT infrastructure, and any other administrative expenses necessary to keep iXperience running smoothly.

- *Working Capital*
  9.5%
  This includes covering accounts payable, payroll, and other immediate expenses that arise during the normal course of business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ixperience.io (http://ixperience.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/ixperience

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Interactive iXperience, Inc.

[See attached]

INTERACTIVE IXPERIENCE INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Interactive iXperience Inc.
Murrieta, California

We have reviewed the accompanying financial statements of Interactive iXperience Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 5, 2023
Los Angeles, California

INTERACTIVE IXPERIENCE INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 3	$ -
Total Current Assets	**3**	**-**
Intangible Assets	27,603	-
Total Assets	**$ 27,606**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other Current Liabilities	28,276	-
Total Liabilities	28,276	-
STOCKHOLDERS EQUITY		
Common Stock	80	-
Additional Paid in Capital	10,312	-
Retained Earnings/(Accumulated Deficit)	(11,062)	-
Total Stockholders' Equity	**(670)**	**-**
Total Liabilities and Stockholders' Equity	**$ 27,606**	**$ -**

See accompanying notes to financial statements.

INTERACTIVE IXPERIENCE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	38,666	-
Total operating expenses	38,666	-
Operating Income/(Loss)	(38,666)	-
Interest Expense	-	-
Other Loss/(Income)	(27,603)	-
Income/(Loss) before provision for income taxes	(11,062)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (11,062)**	**$ -**

See accompanying notes to financial statements.

INTERACTIVE IXPERIENCE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception- July 23, 2021		$ -	$ -	$ -	$ -
Net income/(loss)				-	-
Balance—December 31, 2021	-	-	-	$ -	$ -
Issuance of Stock	8,000,000	80	10,312		10,392
Net income/(loss)				(11,062)	(11,062)
Balance—December 31, 2022	**8,000,000**	**$ 80**	**$ 10,312**	**$ (11,062)**	**$ (670)**

See accompanying notes to financial statements.

INTERACTIVE IXPERIENCE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(11,062)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other Current Liabilities		28,276		-
Net cash provided/(used) by operating activities		**17,214**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Intangible assets		(27,603)		-
Net cash provided/(used) in investing activities		**(27,603)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of common stock		10,392		-
Net cash provided/(used) by financing activities		**10,392**		**-**
Change in Cash		3		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**3**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Interactive iXperience Inc. was incorporated on July 23, 2021, in the state of Delaware. The financial statements of Interactive iXperience Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Murrieta, California.

iXperience is an all-in-one platform to easily create and distribute augmented reality experiences, loyalty rewards, and hyper-relevant incentives to physical locations and audiences worldwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalizes crypto intangible assets, which have an indefinite useful life and therefore are not amortized. Crypto intangible assets are impaired whenever their fair value falls below their carrying amount.

Income Taxes

Interactive iXperience Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its platform, which will use for design, development, and distribution of augmented reality marketing campaigns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Running balance- liabilities to a legal firm	28,276	-
Total Other Current Liabilities	**$ 28,276**	**$ -**

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Cryptocurrency (Flow)	$ 27,603	$ -
Intangible assets, at cost	**27,603**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 27,603**	**$ -**

Entire intangible assets have not been amortized.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,000,000 shares and no shares have been issued and are outstanding, respectively.

6. DEBT

The company had no debt outstanding as of December 31, 2022.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (3,100)	$ -
Valuation Allowance	3,100	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (3,100)	$ -
Valuation Allowance	3,100	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,323, and the Company had state net operating loss ("NOL") carryforwards of approximately $978. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 5, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $38,666, and liquid assets in cash of $3, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

iXperience is not live or open to the public at this moment.

INVEST IN IXPERIENCE TODAY!

iXperience the Future of Marketing

iXperience™ is a cutting-edge platform combining the power of world-scale augmented reality (AR), advanced artificial intelligence (AI), and Web3 technologies to create next-...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


iXperience™
Revolutionizing Marketing with World-Scale AR and Web3 Rewards

$0 Raised

REASONS TO INVEST

- iXperience™ offers a solution to the challenges brands are facing in today's rapidly evolving world of marketing and advertising. Our innovative platform enables the creation, deployment, and management of world-scale augmented reality (AR) experiences, hyper-relevant incentives, and loyalty rewards delivered to physical locations and audiences worldwide. This revolutionary platform fills the market gap for XR marketing and Web3 strategy, making iXperience™ a highly desirable platform across industries.

- We believe iXperience™ is well positioned to disrupt the $833 billion global advertising market with a unique opportunity in the rapidly growing and constantly evolving market of AR advertising. We have achieved significant traction and emerged as a leading use case for telecommunication companies pursuing 5G consumer usage. This is in conjunction with sports and entertainment companies in search of next-generation fan engagement at stadiums and event venues worldwide.*

- We have secured partnerships and grant funding from industry-leading telecommunication, sports, and entertainment companies such as Ericsson, AT&T, Dapper Labs, and HTC VIVE. We recently showcased our platform in collaboration with Ericsson at MWC Barcelona 2023 and are also creating campaigns for NFL All-Day, NBA TopShot, and UFC Strike.

*Information from MAGNA (Source)

Invest Now
$3.13 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$247.27	$25.04M

THE PITCH

iXperience™ is a pioneering startup that seamlessly blends the worlds of XR marketing and Web3 rewards, offering a comprehensive platform for brands to engage with the next generation of consumers. Our cutting-edge platform allows brands to create world-scale augmented reality experiences, deliver hyper-relevant incentives, and distribute block-chain based loyalty rewards. The iXperience™ app incentivizes users to engage with their favorite brands in new and exciting ways while unlocking exclusive rewards and extraordinary experiences. This includes location-based AR experiences, play-to-earn games, and global competitions featuring rewards such as cash prizes, unique perks, and unforgettable experiences. Deploy your campaigns globally, and collect real-time data and insights, all while maintaining user privacy. Our platform is live in beta with top telecommunication, sports, and entertainment companies, and was recently featured at MWC Barcelona 2023 in partnership with Ericsson. We have secured partnerships and grant funding from top players in the industry such as Ericsson, AT&T, Dapper Labs, and HTC VIVE.

OVERVIEW

Join the Real-World Metaverse with iXperience


A new way
for brands and consumers
to engage
iXperience™ Platform
All-in-one platform allowing brands to create, manage, and deploy next-gen marketing campaigns, deliver hyper relevant incentives and distribute loyalty rewards globally.
iXperience™ App
The iXperience app incentivizes users to engage with their favorite brands, while unlocking exclusive rewards and extraordinary experiences.
Hi, Rue
$2,070
Choose an experience
Rolling Loud - Audiomack Stage
Art Gallery

The iXperience™ platform provides end-to-end functionality for brands to easily create, deploy and manage AR experiences, loyalty rewards, and hyper-relevant incentives to audiences and physical locations worldwide. With its easy-to-use drag-and-drop studio and advanced geo-targeting and analytics capabilities, brands can create and deploy highly engaging AR campaigns that distribute rewards and incentives globally. This is in addition to collecting real-time data and insights without compromising user privacy. The iXperience app empowers users to interact with their favorite brands in new and exciting ways! This includes location-based AR experiences, play-to-earn games, and global competitions featuring rewards such as cash, unique perks, and unforgettable experiences. Our platform is live in beta and was recently chosen to be showcased at Mobile World Congress Barcelona 2023. Get ready to join Web3 and the real-world metaverse with iXperience.

THE PROBLEM & OUR SOLUTION

The All-In-One Platform for Brands to Connect with Consumers in a Hyper-Relevant Way


Brands need help
engaging with
Web3
Problem 01
Brands are searching for new ways to engage and reward their communities and the next generation of consumers
Problem 02
Brands lack the tools to create/deploy high-impact, engaging content, and AR marketing campaigns
Problem 03
Walled gardens and rising privacy/data regulations limit the ability to collect first-party data
Problem 04
Limited geo-marketing and unreliable data

Brands are facing significant challenges in engaging with the next generation of consumers in today's rapidly evolving media landscape. Traditional advertising channels are becoming less effective due to ad-blockers, privacy policies, and rising privacy and government regulations, leaving brands without clear strategies for reaching and building relationships with their target audiences. In particular, brands lack the tools and expertise to create high-impact, hyper-relevant marketing campaigns in the Web3 era, which is increasingly important for engaging younger consumers.

Additionally, walled gardens and privacy regulations limit the ability to collect first-party data, hindering brands' ability to personalize their marketing efforts and measure the impact of their campaigns. This creates a significant gap in the market for a platform like iXperience, which empowers brands to easily create and deploy engaging augmented reality experiences and loyalty reward programs, while collecting valuable data and insights.



iXperience™ STUDIO
making Web3 easy for brands
Select AR Ad
Custom 3D Models
Easily create and publish custom 3D models
Branded AR Experiences
Utilize proprietary XR experience templates to easily create
Generative 3D AI
No-code, browser-based
As simple as drag-and-drop
Interactive AR experiences
Geo-based scavenger hunts
Play-to-earn games

iXperience™ is a platform for brands to create, deploy and manage augmented reality (AR) experiences, loyalty rewards, and hyper-relevant incentives to audiences and physical locations worldwide. It offers custom 3D models and branded AR experiences through a no-code, browser-based studio, that allows for simple creation from brand assets. The platform enables the creation, deployment, and management of AR experiences, rewards, and incentives in real time with advanced geo-targeting, audience segmentation, and analytics capabilities.



iXperience™ APP
engage with brands in Web3
Incentivizing users to engage with their favorite brands, while unlocking exclusive rewards and extraordinary experiences.
Hi, Rue
Los Angeles, CA
$139,169.00 USD
Choose an experience
T-Mobile 5G Music Festival

Our app encourages users to actively engage with their favorite brands to earn rewards through AR experiences, location-based scavenger hunts, exploring digital worlds overlaid onto physical locations, and play-to-earn games and competitions. The iXperience™ Dashboard provides real-time campaign data and analytics to collect location-based insights and first-party data, which can be exported into existing CRM/DMP.


iXperience™ DASHBOARD
engage with brands in Web3
Deploy & Deliver
Deploy world-scale AR to physical locations globally
Deliver hyper-relevant incentives and Web3 loyalty rewards
Data & Analytics
Collect zero & first-party data transparently/ respectfully
Real-time campaign analytics
Select Location

THE MARKET & OUR TRACTION

Revolutionizing XR Advertising: iXperience™ Emerges as a New Player in the Growing Global Advertising Market


iXperience™
is poised to disrupt the
$833 billion
global advertising market

Source

The global advertising market is set to reach $833 billion in 2023 with a 5% growth from the previous year, demonstrating a strong and constantly expanding industry (Source). By 2025, an increasing majority of the world's population and smartphone users will be frequent users of augmented reality, creating further opportunities for advertisers to reach consumers in innovative and interactive ways (Source). Apple's recent update to its iOS system, requiring users to opt-in to ad-tracking by social media apps has not only given consumers more control over their privacy but also had a significant impact on the top social media companies, erasing a combined $315 billion in market value (Source). These developments indicate a shifting landscape in the advertising industry, providing iXperience with a unique opportunity to potentially disrupt this market.


iXperience™
Partnerships
Dapper
ERICSSON
World Experience Organization
atdc
GEORGIA TECH
Google Cloud
htc VIVE
AT&T

iXperience™ has emerged as a leading player in the rapidly growing market for augmented reality marketing and advertising, with a trademarked brand and a track record of success that sets it apart from competitors. The company has achieved significant traction in the market, with a growing customer base and partnerships with top industry players such as Ericsson, AT&T, Dapper Labs, and HTC VIVE. These partnerships have not only helped to accelerate iXperience's growth but also provide credibility to the company and demonstrate its potential to disrupt the advertising industry. In addition, iXperience™ has secured grant funding that will help to support its continued growth and expansion.

As a testament to its success, iXperience™ recently showcased its platform in collaboration with Ericsson at MWC'23 Barcelona, a premier event for the mobile industry that attracts attendees and industry leaders from around the world. This showcase provides a unique opportunity for iXperience™ to raise awareness for its innovative platform and demonstrate its potential to transform the advertising industry.

iXperience™ has also created successful campaigns for top sports and entertainment companies, including NFL All-Day, NBA TopShot, and UFC Strike. These campaigns have not only driven engagement and revenue for these companies but also demonstrates the potential impact of iXperience™'s platform on the advertising industry as a whole. With its cutting-edge features and innovative approach to advertising, iXperience™ is well-positioned to capitalize on the growing demand for interactive and engaging advertising campaigns, and investors can be confident in the potential for high returns and long-term growth.

WHY INVEST

Invest in the Future of Media and Advertising


We're helping brands
enter the next frontier
of ________
marketing & advertising
Hi, Rue
$2,070
Choose an experience
Rolling Loud - Audiomack Stage
Art Gallery

Are you ready to be part of the next big thing in advertising? Look no further than iXperience™ – the innovative platform that is changing the game in augmented reality advertising.

With significant traction, a trademarked brand, and strong partnerships in place, iXperience™ is poised to disrupt the global advertising market. Our easy-to-use, no-code platform empowers brands to create highly engaging AR experiences, loyalty rewards, and hyper-relevant incentives that captivate and inspire audiences around the world.

By investing in iXperience™, you'll be joining a team that is passionate about pushing the boundaries of what's possible in advertising. With a growing customer base, partnerships with top industry players, and a track record of success, we believe that iXperience™ represents a unique opportunity to capitalize on the growing demand for interactive and engaging advertising campaigns.

But investing in iXperience™ is about more than just the potential for financial returns – it's about investing in a vision for the future of advertising. With iXperience™, you'll be part of a movement to create experiences that truly resonate with consumers and build lasting connecting between brands and their audiences.

Don't miss out on this opportunity to be part of what we believe to be the next big thing in marketing & advertising. Invest in iXperience™ today and help us shape the future of marketing and advertising – one AR experience at a time.

ABOUT

HEADQUARTERS
24930 Washington Avenue Unit 845
Murrieta , CA 92564-7034

WEBSITE
View Site

iXperience™ is a cutting-edge platform combining the power of world-scale augmented reality (AR), advanced artificial intelligence (AI), and Web3 technologies to create next-gen marketing campaigns and loyalty programs that captivate and reward audiences globally. The platform is pre-revenue and currently live in beta developing campaigns for top telecommunication sports and entertainment companies.

TEAM



Nicholas Bernardini
Founder/CEO

Nick is a proven entrepreneur across technology and consumer-focused businesses with two successful exits before 30. Nick has also held a variety of leadership and executive roles with global organizations over his professional career. His new mission is set on accelerating the next iteration of the internet and experience economy. When he's not designing global brand experiences he enjoys creating life experiences with his wife and five children.



Dr. Paul Peloquin
CTO(Fractional)

Dr. Paul Peloquin, is a results-driven CTO and tech consultant with over 25 years of experience in leadership and innovation in tech. Throughout his diverse career, Dr. Peloquin has built a reputation as both a groundbreaker and tactical developer, helping start-ups and Fortune 100 companies alike innovate and accelerate their businesses into the 21st century.



Carolene Méli
CXO(Fractional)

Carolene is an experienced design expert with 15 years in the events and entertainment industries, 10 of those being on tour with Cirque du Soleil, where she led over 50 guest experience teams in 17 different countries and specialized in VIP events.



Danny McDaniels
Creative Director/Lead Designer

World-renowned Creative Director and multimedia specialist with expertise in AR/VR, immersive world-building, virtual avatars, digital fashion, and XR music performances.



Timothy Harrington
Senior 3D Artist

With over a decade of experience in the dynamic world or 3D modeling, animation, environment design, and NFT creation. Timothy is a true visionary, with a passion for pushing the boundaries of visual arts and storytelling with technology to create jaw-dropping creations that stand out in the market. His expertise in hand-drawn illustrations, character creations, and animation technologies enables us to create engaging and unforgettable experiences for our clients and users.



Cynthia Ugwu
Senior UI Design

Cynthia Ugwu is a talented designer with a passion for creating meaningful experiences through design. With over four years of experience in the industry, Cynthia has honed her skills in UI/Visual, product, and web design. Cynthia's creativity and attention to detail are reflected in the projects she has undertaken throughout her career. She has worked on a wide range of design projects, including mobile applications, e-commerce platforms, and web-based software. Cynthia's work is known for its clean lines, bold typography, and thoughtful use of color, all of which contribute to creating engaging and memorable user experiences.

TERMS

iXperience

Overview

PRICE PER SHARE
$3.13

VALUATION
$25.04M

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$247.27

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.84

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,194

MAX NUMBER OF SHARES OFFERED
394,568

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

1. Friends and Family Early Birds

Invest $500 within the first 48 hours and receive access to our exclusive iXperience VIP Club. This club features a private Discord Server where you can connect with other investors, team members, and industry experts. You'll also gain access to our investor newsletter, offering exclusive perks such as priority access to new products, discounts on event tickets, and invitations to exclusive events and experiences.

2. Super Early Bird Bonus Deluxe

Invest $5,000 within the first week and receive a personalized 45-minute executive session with iXperience team members to discuss your marketing strategy. Plus, you'll get a signed limited edition iXperience swag box and a one-year subscription to our premium services.

Amount-Based:

1. iXperience Insider | $1,000+

Invest $1,000 or more and join the iXperience Insider program. Here, you'll gain access to our private Discord Server, exclusive investor newsletter, and priority access to new products. You'll also enjoy discounts on event tickets and invitations to exclusive events and experiences designed just for Insiders.

2. Strategy Masterclass | $10,000+

Invest $10,000 or more and enjoy a 90-minute executive session with iXperience team members. Here, you'll not only discuss your marketing strategy but also gain insights on industry trends and best practices. Plus, you'll receive a custom iXperience swag box and lifetime access to our premium services.

3. Power Lunch | $25,000+

Invest $25,000 or more and enjoy an intimate, all-expenses-paid lunch with iXperience Founder and CEO, Nick Bernardini, at a fine dining restaurant. Engage in thought-provoking conversations and gain unique insights from Nick's experiences in building a successful business.

4. Executive Access | $50,000+

Invest $50,000 or more and join the iXperience executive team for an unforgettable, all-expenses-paid weekend retreat at a luxury destination. You'll participate in team-building activities, networking sessions, and brainstorming workshops. Here, you'll help shape the future of experience.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

iXperience will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $313. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into iXperience.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Nick Bernardini, Founder & CEO of iXperience. The marketing and advertising industry is undergoing a radical transformation, and brands are struggling to connect and engage with the next generation of consumers. Recent privacy changes implemented by companies like Apple, along with new government regulations, make it increasingly challenging for brands to collect first-party data. Our mission is to redefine the future of marketing and advertising by empowering brands to engage and reward audiences in ways never thought possible.

Our cutting-edge platform combines world-scale augmented reality, advanced AI, and Web3 technologies to create next-generation marketing campaigns and loyalty programs that captivate and reward audiences globally. By leveraging our platform, brands can easily create, deploy and manage world-scale augmented reality experiences, offer hyper-relevant incentives and next generation loyalty programs while collecting first-party data transparently and respectfully.

We're already in beta, working with leading companies in telecommunications, sports, and entertainment. Our platform is positioned to disrupt the $833 billion global advertising market, capitalizing on the rapidly growing AR advertising sector.

We've secured strategic partnerships and grant funding from industry-leading companies, positioning us as a frontrunner in next-generation fan engagement at stadiums and event venues worldwide. These partnerships include industry leaders such as Ericsson, Dapper Labs, and HTC VIVE, providing credibility and accelerating our growth. Our trademarked brand and track record of success set us apart in the booming augmented reality advertising market.

Our innovative platform was recently showcased at the Mobile World Congress in Barcelona, the premier event for the mobile industry. Our successful campaigns for top sports and entertainment companies demonstrate the potential impact of iXperience on the marketing and advertising industry as a whole.

Now, we're raising on StartEngine seeking investors who want to be part of the iXperience revolution.

Join us on this exciting journey and be part of the movement that's transforming the future of marketing and advertising forever.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.